UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Participate in Upcoming Virtual Investor Conferences”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2021	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com https://www.novami.com/	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova to Participate in Upcoming Virtual Investor Conferences

Rehovot, Israel, May 10, 2021 - Nova (Nasdaq: NVMI) today announced that Dror David, Chief Financial Officer, will participate in the following upcoming virtual investor conferences:

•	Needham's 16th Annual Technology & Media Conference
The conference will take place May 17-20, 2021. Dror David will be available for one-on-one meetings on May 19.

•	The 2021 BofA Securities Global Technology Conference
The conference will take place June 8-10, 2021. Dror David will participate in a fireside chat on June 8 at 9:15 a.m. ET. The session will be moderated by the research analyst Vivek Arya. Dror will be available for one-on-one meetings throughout the same day.

•	Stifel 2021 Cross Sector Insight Conference
The conference will take place on June 6-8, 2021. Dror David will hold one-on-one meetings on June 9.

To schedule a meeting, please contact your salesperson or Miri Segal at msegal@ms-ir.com.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio combines high-precision hardware and cutting-edge software provides customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova partners with semiconductor manufacturers from its offices around the world. Additional information may be found at https://www.novami.com/.

Nova is traded on NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty to predict the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.